

DIVISION OF
CORPORATION FINANCE

July 1, 2008

Room 7010

David A. Martin
Principal Financial Officer and Principal Accounting Officer
Insituform Technologies, Inc.
17988 Edison Avenue
Chesterfield, Missouri 63005-1195

> **Re: Insituform Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 000-10786**

Dear Mr. Martin:

We have reviewed your response letter dated June 18, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Executive Compensation

Annual Cash Incentive Compensation

1. We note your response to prior comment 3 and continue to have concerns about the non-disclosure of the targets that are material in determining incentive income. It remains unclear how a competitor would use your targeted income amount, which relates to the company on a consolidated basis or to an entire operating unit, in either case for a full year, to cause you significant competitive harm in a competitive bidding situation for a particular contract. In addition, several of the items you cite as information a competitor could anticipate are items that you should already be addressing in MD&A and your business discussion. It is also unclear how you would be likely to be significantly competitively harmed by the market's perception that you fell short of performance expectations because your current disclosure already makes clear that, with respect to 2007, you did not meet the net income target. Please provide

us with more specific support for your position, or confirm that you will disclose the performance targets that are material to the determination of compensation paid in your future filings.

2. We note your response to prior comment 4. Please note that for any year in which the achievement of individual performance objectives was material to a decision regarding a component of compensation, then these objectives should be identified. The fact that the committee may have discretion not to use the objectives does not affect the requirement to provide disclosure of the measures that were material to a compensation decision, or render consideration of those measures immaterial where compensation was in fact based on them. Please confirm your understanding.

3. In addition, please note that your analysis of why disclosure of these measures would be likely to cause significant competitive harm should be as thorough as would be required in a request for confidential treatment under the FOIA. While we recognize that you have not yet paid out awards under the new 2008 Management Annual Incentive Plan, please note that we do not believe the analysis you have provided in your supplemental response meets this standard. Confirm that, with respect to future compensation, you will perform a more complete analysis of the likely competitive harm of disclosure of any undisclosed measures. Note as well that that staff may request this analysis supplementally with regard to disclosure in future filings.

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You may direct questions to Errol Sanderson, Financial Analyst at (202) 551-3746 or Pam Long, Assistant Director at (202) 551-3760.

Sincerely,

Terence O'Brien
Branch Chief